

May 13, 2015

Via E-mail
Keith A. Istre
Chief Financial and Accounting Officer and Treasurer
Lamar Advertising Company and Lamar Media Corp.
5321 Corporate Blvd.
Baton Rouge, LA 70808

> **Re:** **Lamar Advertising Company**
> **Lamar Media Corp.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File Nos. 001-36756 and 001-12407**

Dear Mr. Istre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

General

1.   Please tell us whether you track same-board performance across your display types. If you do, please expand upon your disclosure in future Exchange Act reports to discuss period to period changes in same-board performance, including disclosure on how you determined same-board.

Schedule III, page 69

2.   In future filings, please revise the presentation of your summary of real estate activities to separately present information on your capitalized costs broken out by 1) new investments, 2) redevelopments, 3) recurring capex, and 4) land acquisitions (i.e. ground lease purchases). Additionally, we note that in your discussion of liquidity and capital resources on page 32 you disclose that your capital expenditures excluding acquisitions

were $107.6 million during 2014, and that you financed acquisition activity of $65 million with cash on hand. Please reconcile these amounts to the amounts disclosed in your Schedule III in your response to us, and include any necessary reconciliation in future filings.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison at (202) 551-3466 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief